UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)*

WSFS Financial Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

929328102
(CUSIP Number)

R. Ted Weschler 404B East Main Street Charlottesville, VA 22902 (434) 297-0811
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 13, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	929328102

1.	NAME OF REPORTING PERSONS

R. Ted Weschler

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

469,932

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

469,932

10.	SHARED DISPOSITIVE POWER	[_]

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
469,932

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.99%

14.	TYPE OF REPORTING PERSON*

IN

*(SEE INSTRUCTIONS)

CUSIP No.	929328102

This amendment number 4 to Schedule 13D is being filed to correct information in amendment number 3 to Schedule 13D, filed on December 20, 2011.

Item 1.	Security and Issuer.

This Schedule 13D relates to the shares of common stock, par value $0.01 per share (the "Common Stock") of WSFS Financial Corporation, a Delaware corporation (the "Issuer").  The principal executive office and mailing address of the Issuer is 500 Delaware Avenue, Wilmington, Delaware 19801.

Item 2.	Identity and Background.

(a)	This Schedule 13D/A is being filed by R. Ted Weschler ("Mr. Weschler").
(b)	The principal business address for Mr. Weschler is: 404B East Main Street Charlottesville, VA 22902
(c)	The principal occupation of Mr. Weschler is investment management.
(d), (e)
Mr. Weschler has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	Mr. Weschler is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

No borrowed funds were used to purchase the 469,932 shares of Common Stock other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction.

This Schedule 13/D is occasioned by the change in Mr. Weschler's percentage ownership of the Common Stock, as indicated in Item 5 below.

Item 5.	Interest in Securities of the Issuer.

(a), (b)
According to the Issuer's most recently filed Form 10-Q, there were 9,398,662 shares of Common Stock issued and outstanding as of November 1, 2014.  Based on such information the Reporting Persons report beneficial ownership of the following Shares:

Mr. Weschler reports beneficial ownership of 469,932 shares of the Common Stock, representing 4.99% of the Common Stock outstanding.

Mr. Weschler has the sole power to vote or direct the vote of 469,932 shares of Common Stock; has the shared power to vote or direct the vote of 0 shares of Common Stock; has sole power to dispose or direct the disposition of 469,932 shares of Common Stock; and has shared power to dispose or direct the disposition of 0 shares of Common Stock.

(c)
On November 13, 2014, Mr. Weschler entered into a private transaction with the Issuer whereby Mr. Weschler sold a warrant that entitled him to purchase 129,310 shares of Common Stock at an exercise price of $29.00 per share.  The Issuer paid $6,300,000 for the warrant.
On November 20, 2014, Mr. Weschler donated 51,302 shares of Common Stock to charitable organizations at a price of $77.24 per share.

Mr. Weschler has not engaged in any other transactions in the Common Stock during the past 60 days.

Mr. Weschler specifically disclaims beneficial ownership in the shares of Common Stock reported herein except to the extent of their pecuniary interest therein.

(d)
No person other than Mr. Weschler is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares reported in this Schedule 13D/A.

(e)	As of November 20, 2014, Mr. Weschler no longer owns more than 5% of the Issuer's total Common Stock outstanding.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Mr. Weschler does not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

Item 7.	Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 24, 2014

/s/ R. Ted Weschler Name: R. Ted Weschler

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

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